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April 19, 2013	Writer’s Direct Contact 415.268.6617
bparris@mofo.com

Stacie Gorman

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boyd Gaming Corporation

Registration Statement on Form S-4

Filed March 22, 2013

File No. 333-187468

Dear Ms. Gorman:

We enclose herewith, on behalf of Boyd Gaming Corporation (the “Company”), responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 2, 2013. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please note that you must resolve all outstanding comments issued in connection with our review of your Form 10-K for the fiscal year ended December 31, 2011. We will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our outstanding comments.

Response: The Company respectfully advises the Staff that as of April 17, 2013, it has resolved all outstanding comments from the Staff on its Form 10-K for the fiscal years ended December 31, 2011 and December 31, 2012.

Securities and Exchange Commission April 19, 2013 Page 2

2.	We note that the Form 10-K you filed on March 18, 2013, for the fiscal year ended December 31, 2012, incorporates the officer and director information from a proxy statement that has not yet been filed. Please note that we will not be in a position to declare this registration statement effective until you have filed your definitive proxy statement or filed an amended Form 10-K containing such information. Please refer to Securities Act Forms, Compliance and Disclosure Interpretation 123.01 (Feb. 27, 2009).

Response: The Company respectfully advises the Staff that it filed its definitive proxy statement on April 3, 2013.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6617.

Sincerely,

/s/ Brandon C. Parris

Brandon C. Parris, Esq.

Enclosures

cc:	Beth Frohlichstein (Securities and Exchange Commission)

Josh Hirsberg (Boyd Gaming Corporation)